     Filed by JPMorgan Chase & Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: The Bear Stearns Companies Inc.
(Commission File No. 001-8989)

The following is a redacted transcript from the investor conference call held by JPMorgan Chase & Co. on March 16, 2008 in connection with the announcement of its acquisition of The Bear Stearns Companies Inc.

+++ presentation

Operator: Good evening, ladies and gentlemen. Welcome to the JPMorgan Chase investor call. This call is being recorded. We ask you to refer to pages seven and eight of the investor presentation that is available on JPMorgan Chase's website for forward-looking statements and additional information. At the conclusion of the presentation you will have the opportunity to ask questions. (OPERATOR INSTRUCTIONS). At this time I would like to turn the call over to JPMorgan Chase's Chief Financial Officer, Mike Cavanagh. Mr. Cavanagh, please begin.

Mike Cavanagh: Great, thank you everybody for joining us late on a Sunday evening, we appreciate your taking the time. It's been a long weekend. We're just going to run through a few quick slides and give you a quick update and spend more time over the coming days. But let me start on a little presentation that we've put out. So first page, just to run through a little bit of the rationale behind the transaction, and then a page after that I'll run you through the key details. But obviously the banner headline is that JPMorgan Chase is buying Bear Stearns.

So just to make some points here. It's first for all those who follow us and ask us often about our logic for doing transactions, I want to hit right off the bat that this is a good economic transaction for JPMorgan Chase shareholders. Obviously the price that's being paid here that I'll get to in a minute gives us flexibility and margin for error that was appropriate given the speed at which the transaction came together. In the end it's going to be a transaction that adds about $1B or so, plus or minus a little bit of ongoing earnings to the Company. I'll get to that a little bit later on.

Strategically you get to some really nice add-ons to the JPMorgan Chase, particularly the Investment Banking franchise. And I apologize, I'm joined here by the co-heads of our Investment Bank, Bill Winters and Steve Black, and the three of us will take a few questions at the end. But speaking about the Investment Bank, we pick up a strong prime brokerage and global clearing business where Bear Stearns is a leader. And we look forward to bringing that capability into JPMorgan Chase. Of course strong equities platform at Bear also enhances our businesses here. Extension of our energy business and then across the other areas of fixed income and investment banking, we get obviously to add the strength of Bear Stearns to JPMorgan Chase.

I'll go through and spend some more time on this, but banner level of course the significant liquidity position that JPMorgan Chase has always had will be maintained and we will be maintaining our target capital ratios with the deal as well.

And the last point, when we talk about the way we think about transactions, is execution. And we clearly have the ability, the people and stability of our business and leadership that makes us very comfortable with the ability to execute on the transaction.

So if you'd flip to slide 2, I'll just take you through some of the key details of the transaction. So it's a 100% acquisition of Bear Stearns. It's a stock deal, all common stock plus 0.05473 fixed exchange ratio or $2 per share of Bear Stearns stock. We expect as quick a close as we can execute. We estimate 90 days plus or minus a little bit. Approvals, we've been working closely with various regulatory authorities so we'll be getting help to move the approval process along. Beginning immediately basically we'll have the Investment Banking management team led by Bill and Steve involved with the Bear Stearns leadership team in overseeing the business. On the credit ratings side we are already in discussions with the rating agencies and we'll be hearing from them shortly.

And then lastly a point on just the transaction terms, last point is really there's no MAC clause in this for JPMorgan Chase. This is a deal we all want to see closed and will close. And we have the customary protections as the buyer against any other interested parties coming in and you'll see why we've put that as a very, very, very low probability.

Moving on to the next key set of points is really just going to the issues of capital and liquidity. So just to be clear, in addition to just the transaction itself and the way it's structured and the certainty it should provide to everybody that the deal will close in short order, we're also, effective immediately, providing a JPMorgan guarantee to all the trading obligations of Bear Stearns. So all counterparties facing off against Bear Stearns should understand they're dealing with JPMorgan Chase on that basis.

Moving on to capital, I'll show you some of the detailed numbers in a second when we talk through financial impact. But we do again expect our target capital ratio by the time we close the deal to be right around our target level of 8% to Tier I. And other ratios will be in line with that. So continued strength of capital net of the deal.

Again strength of liquidity is unimpaired by the transaction. And then one point to mention really is that we have put in place with the Federal Reserve a special lending facility. It's a non-recourse facility to JPMorgan Chase for up to $30B or so of illiquid assets, largely mortgage-related. So that is in doing our due diligence an area that we needed to get comfort upon, was some of the more illiquid assets on the balance sheet. So obviously couldn't be in stronger hands than to be -- arrange for financing through the Federal Reserve and again with no recourse to JPMorgan Chase.

Moving on to slide 4, again when you look at 12 to 18 months, once we get through our work of combining the businesses as you've seen us do before, we do believe that again 12 to 18 months out, the earnings power, the incremental earnings power that can come from the businesses being brought together is roughly $1B after tax plus or minus a little bit. And again the leading contributor to that is going to be the prime brokerage and clearing business, which is fully additive to what we do here at JPMorgan Chase, along with the additive nature of some of the other activities, equities, commodities and so forth that I mentioned earlier.

We do -- we're obviously working, we'll be working over the coming months to sharpen our pencils around transaction-related costs. But we are working within our mind something in the $5B to $6B pre-tax range for the variety of costs that will come with the deal. So that you see a menu here of things that will come along with that. We'll obviously be looking at various reserves for the combined company at the time of the deal. So that includes litigation reserves. We will be looking to de-lever the balance sheet, so expect that we'll -- we've provided for that in the $5B to $6B number. And then conforming accounting and consolidation related expenses of facilities, severance and what-not, captured all in that number. So when you think about that on an after-tax basis against the existing book capital of Bear Stearns gets you to the capital, the added of capital nature to JPMorgan Chase of the transaction against what we hope or what we expect will be a de-levered balance sheet.

I'm just going to move on and just make a comment, we obviously spent a lot of time in due diligence thinking through the risk positions of the firm and how they related to those that we had. I just flag on page 5 that obviously a big area of focus was the mortgage positions at Bear, where they're leaders in that business. Here you just see we've flagged rough estimates of some of the exposures that we're taking on, gross exposures, in some of these categories that we've flagged for you before on the JPMorgan Chase side. You see it totals up to about $33B worth of exposure in those buckets. And roughly $20B of that, $20B of the $30B, so non-recourse facility with the Fed will be related to these assets, bringing the net which will help again de-lever the balance sheet and bring down our risk-weighted asset exposures before the time of the close or immediately. And that's for net of about $13B. And then we do take on a little bit more of leveraged lending exposures that you see noted at the bottom, just shy of $9B or so.

Lastly you can see on the last page here just some points around the strategic fit of the various businesses. And we can, you can see for yourself, but really it's across all the areas. There's strengths that we're going to look to capitalize on in the Bear Stearns franchise beyond the obvious ones I talked about. And you can see some of those advantages here.

And with that I think I will wrap up the opening remarks and just take a few minutes' worth of questions here. So the net of it -- before, operator, we go to things, I'll just take you back to the front, that ticking off the way we think about deals, highly confident in our ability to execute here. The fit together with the businesses we have, in particular related to the Investment Banking activities, makes a lot of strategic sense. And of course as I started off the financial logic is compelling. So we feel good about the transaction. And with that let me just hand it to Steve to make a remark or two.

Steve Black: Yes, good evening, it's Steve Black. I just want to add one comment. When you look at the slide on the strategic fit and go across from the capital markets Investment Banking pieces, for those of you who were on our Investor Day presentation and go back and look at that and the things that we outlined as potential growth areas in things that we still wanted to invest in and add, whether it was continuing to grow our scale in the equity business, the strong desire to find some way to get a prime brokerage capability, continuing to build out in our securitized product and mortgage business, continuing to add in our commodity space particularly around energy, the fact that we had been building a prime brokerage fixed income business but wanted to continue to build out that in that scope. And that we still thought in spite of having a leading investment banking franchise around our M&A equity capital and debt capital market share is that we still thought there was great opportunity to expand the wallet with the number of clients that we don't happen to do business with.

And I think the accommodation of the Bear Stearns platform across every single one of those areas fits exactly the bill that we outlined in Investor Day of things that we thought and continued and wanted to build in. So it's a terrific fit from a very well-established franchise that a lot of which can take leading positions that we have and take them to a whole different level. So very, very pleased to be able to be able to have an opportunity to do it.

Mike Cavanagh: So with that, operator, we'll take a few questions.

+++ q-and-a
Operator: Thank you, Mr. Cavanagh. (OPERATOR INSTRUCTIONS). Please state your name and affiliation before posing your question. And we'll take our first question. Caller, your line is open.

Anthony Sun: Hi guys, how are you doing? This is Anthony Sun from Point Marketing. Quick question, will Bear still be in business going through with existing deals? So for instance, I ask this because my existing firm was seeking to purchase maybe $1B to $2B worth of prime and Alt A products. And I was just wondering, with this transition, who -- will Bear still be able to go through and execute?

Bill Winters: This is Bill Winters here. Bear Stearns is absolutely open for business. That's the purpose of the guarantee that we've put in place. That should give everybody in the market complete comfort that when dealing with Bear Stearns you're backed by the full faith and credit of JPMorgan. So Bear is open for business today, with all of the credit backing that we can provide. And it obviously intends to remain completely active in the market up to and through the date when we complete the acquisition. And obviously then afterwards as a part of JPMorgan.

Mike Cavanagh: Can we move on, one question at a shot, please?

Anthony Sun: Yes, sure, thanks guys.

Operator: Our next caller, your line is open.

Mitch Nordon: Yes, hi, it's Mitch Nordon from Q Investments. I just wanted to confirm, it said that JPMorgan is immediately guaranteeing the trading obligations. [Redacted].

And also, the slides mentioned cost of de-leveraging, if you can expand on what that means.

Mike Cavanagh: So cost of de-leveraging is simply as I said, we intend to reduce the balance sheet as time goes by between now and the closing, and then beyond the closing. So obviously we've provided for in the $5B to $6B estimate for a variety of things which includes the impact of some of the reductions in size of the balance sheet.

Bill Winters: Let me just be clear, part of the reason we structured the transaction the way we did with the $30B of non-recourse financing from the Fed was to avoid the need for any kind of a fire sale of assets. JPMorgan is perfectly comfortable with the assets that we're acquiring effectively by the guarantee. What Mike has just pointed out is that over time in a very orderly way we'll look to rebalance our balance sheet as we were doing in any case inside JPMorgan and as Bear was doing in any case. But with the benefit of the combination and the liquidity and financing support from the Fed, that can be a very orderly process that we don't expect to have any material impact on the market.

[Redacted].

Mike Cavanagh: Next question, operator?

Operator: Thank you, caller, your line is open.

Peter Hammock: Yes, it's Peter Hammock with Lehman Brothers. Could you clarify on the guarantee whether senior unsecured shareholders will also receive the guarantee of JPMorgan?

Bill Winters: Senior --

Peter Hammock: Senior unsecured bond-holders, I'm sorry.

Bill Winters: The holding company? Bond-holders of the holding company will not benefit between the time of the announcement now and the time of the close of the transaction. But upon the close of the transaction, JPMorgan Chase assumes the capital structure of Bear Stearns. So that's the way to think about it. We're interested in guaranteeing the business activities of Bear Stearns between now and the close as though those are the activities conducted by JPMorgan Chase.

Peter Hammock: But it's solely the operating activities as opposed to the debt?

Mike Cavanagh: That's right. Bill Winters: That's correct. Peter Hammock: Thank you. Mike Cavanagh: Next question, operator?

Operator: Next caller, your line is open.

Guy Moszkowski: Hi, this is Guy Moszkowski at Merrill Lynch. I've a couple of questions for you. First of all is there some reconciliation that you could give us in broad terms from the book value per share, which of course is a reported number of around $84.00 at last reporting, and the $2.00, other than the transaction related costs of $6B?

Mike Cavanagh: Yes, Guy, I think that the -- all I can tell you is we did extensive work over a short period of time to get comfortable with putting together a transaction that made sense all around. But obviously looking at our duties to JPMorgan shareholders and so the deal we've lined out -- laid out, didn't result in the ability to pay more than the modest amount that was paid over to the Bear Stearns shareholders.

Guy Moszkowski: And is the most significant element of the difference between book value and what you're paying other than the litigation and the cost of de-leveraging, just essentially marks on mortgage assets?

Bill Winters: It's all the items that Mike laid out in the slides. It's also obviously a cushion to protect JPMorgan shareholders during particular turbulent times in the market.

Mike Cavanagh: And execution, the short due diligence period and the challenge of actually getting the deal executed. It's going to take some work to do and so that's the return to us in exchange for the risk taken.

Guy Moszkowski: Yes, fair enough, no, I'm just thinking about to the extent that you're anticipating very significant marks on mortgage assets in closing the transaction, how does the -- how does that read across to your own holdings of mortgage assets?

Bill Winters: Guy, we're very comfortable with the level at which Bear Stearns had marked the positions, broadly consistent with JPMorgan. Obviously during volatile markets there are differences from asset to asset. But we're comfortable with the marks. We're comfortable with the risk exposures that JPMorgan is left with. We think that -- well, we know that any merger is fundamentally distracting and the time that we all spend both at JPMorgan and Bear Stearns focusing on merger integration is time that we're not spending on other things during a time when we all want to be very focused.

So really for all those reasons we're very comfortable both with what we found and what we've acquired. But we needed a pretty substantial cushion both for all the direct transaction related expenses, including retention for key people at Bear Stearns that we'll want to make sure continue to work with us, and to compensate us for both the risk and the opportunity cost in this market.

Guy Moszkowski: Okay, that's fair enough, thank you. Let me just follow up on one more question on the mortgage businesses, as you sort of compare what you already had in place in terms of the mortgage -- the capital market side of your mortgage business and what you find at Bear. How much overlap is there, how complementary are their platforms with your own?

Steve Black: So Guy, we've actually had a chance to be in there for exactly a day and a half. So I'd say it's probably too early to tell, but clearly they've got an outstanding platform for an extended period of time. We've been growing and building ours and we'll do what we always do, which is go in and figure out where it is complementary, where there might be some overlap, what the -- what we think the normalized business looks like over the next 12 to -- 18 to 24 months, and then make the appropriate alterations that need to be made at that time. But it's way too early for us to tell at this stage.

Guy Moszkowski: Okay, fair enough.

Steve Black: Needless to say, a very, very good strong business and one that in the long run will be very additive and as you know and from the conversations we had on Investor Day, it's a business that we are looking to pick up market share in. And it's a great environment to be able to do that.

Bill Winters: Guy, as you can see on page five, to the first part of your question, the commercial mortgage backed security, prime Alt A, sub-prime exposures are not dissimilar in size to JPMorgan's. The hedging approach at Bear Stearns was not dissimilar to JPMorgan's. And as we indicated at our Investor Day, we felt that we had about as much of that exposure as we really wanted to carry. And hence the decent chunk of the mortgage-related risk positions of Bear Stearns are being financed at the Fed under this non-recourse facility.

Guy Moszkowski: Okay, so then just to cap it off, it certainly doesn't sound as if when you went in there you found a massive problem with respect to risk management or hedging. It sounds like given that you're saying that it's very similar to your own, it sounds like you found something that you're fundamentally comfortable with. Is that fair?

Bill Winters: That's right. In fact what we've -- we were very pleasantly surprised to see that it was a very well run, tight operation with good risk controls and a risk discipline that was very similar to our own.

Guy Moszkowski: Okay. Thanks very much, everybody, I appreciate it.

Mike Cavanagh: Thanks, Guy.

Operator: We move on to our next question. Caller, your line is open.

Mike Cavanagh: Hello? Hello?

Operator: Hearing no response we'll move to the next caller. Please go ahead, caller, your line is open.

[Redacted].

[Redacted].

Mike Cavanagh: Okay, I think we're going to take just one or two more, operator.

Brian Firestone: Hi, this is Brian Firestone and I'm an individual investor. I was just wondering how this valuation helps the Bear Stearns shareholders rather than go through a Chapter 11 and an orderly liquidation of the assets of the company?

Mike Cavanagh: I'm afraid you have to ask that question to Bear Stearns.

Brian Firestone: Well, I vote not to approve the sale.

Mike Cavanagh: Okay. Next question, operator?

Operator: And caller, your line is open.

Kevin Ing: Yes, hi, can you hear me? Mike Cavanagh: Yes, we can.

Kevin Ing: Hi, Kevin Ing from Columbus Hill. Very quick question. How comfortable are you given the one and a half days of due diligence in your ability to assess the derivative exposure, the risk exposure? And how do you get comfortable that this does not stem the systemic risk that could affect the other broker dealers?

Mike Cavanagh: We have known Bear Stearns for a long time. We -- obviously due diligence was short, but the way we've structured the transaction as we've just described, we're very comfortable with the transaction in light of the environment we're operating in. So we feel like it's a good transaction again for JPMorgan Chase shareholders.

Steve Black: And we had a team of 200 people, give or take, in looking at and going through and working with the folks at Bear Stearns for three full days.

Kevin Ing: And what about the systemic risk to the environment?

Steve Black: I think the Fed made a series of announcements along with our announcement of Bear Stearns across a very large liquidity injection, quite different than anything they've done before that will go a long way towards stemming some of the systemic risk by allowing some primary dealers to use the window, a much broader class of assets, a much more market-driven funding level. So I think this in and of itself on the Bear Stearns transaction you could argue either may or may not have done much on that front. But having taken Bear Stearns out of the problem category and at the same time the strong action by the Federal Reserve, I think we would certainly anticipate that the market will behave quite differently on Monday than it was on Thursday and Friday.

Kevin Ing: And given that you believe that Bear marked their portfolio consistent with the way you guys marked your portfolio, do you believe that --do you really believe the book value? Or do you believe the book value that they stated I guess on the Friday call of being the mid 80s? I'm just trying to reconcile that with the $2.00 a share.

Bill Winters: I think Mike took you through what the contributors were to the final price that made sense for JPMorgan shareholders. It's an art, not a science and it can't be reconciled back penny for penny. But there's a thousand moving pieces including all the moving pieces over the weekend that are reflected in the final price that JPMorgan has agreed to pay.

Kevin Ing: Thank you.

Mike Cavanagh: One last question, Operator?

Operator: Thank you, sir. And caller, your line is open.

Susan Katzke: Thank you, it's Susan Katzke from Credit Suisse. I was hoping you could just help us out with understanding what's left in terms of the clearing and prime brokerage balances?

Mike Cavanagh: It's a little premature to really spend a lot of time drilling in, Susan, into the characteristics of the business as it sits at this very moment. Obviously it was a busy, active week of counterparties vis-a-vis Bear Stearns. I think we'll be able to give you a better picture a little bit down the road.

But we certainly feel good about the ongoing franchise capability given the quality of the business, the people at Bear Stearns and along with the strong balance sheet and credit rating that we bring to the business, and all the other complementary aspects of our Investment Bank sales and trading activities. So I think we feel quite fine about, despite the recent events, that the health of the franchise and the prime brokerage and clearing business is in very good shape.

[Redacted].

Mike Cavanagh: Thanks everyone. So we'll look forward to updating you soon. Thanks for joining us late on a Sunday night and you can bring any other questions you have back to our Investor Relations team. Thanks again, take care.

Operator: That does conclude today's telephone conference. We thank you once again for your participation.

Forward-Looking Statements

     This conference call transcript contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between JPMorgan Chase & Co. and The Bear Stearns Companies Inc., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule, and any changes to regulatory agencies’ outlook on, responses to and actions and commitments taken in connection with the merger and the agreements and arrangements related thereto; the extent and duration of continued economic and market disruptions; adverse developments in the business and operations of Bear Stearns, including the loss of client, employee, counterparty and other business relationships; the failure of Bear Stearns stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain business and operational relationships; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally and the exposure to litigation and/or regulatory actions. Additional factors that could cause JPMorgan Chase’s results to differ materially from those described in the forward-looking statements can be found in the firm’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

Additional Information

     In connection with the proposed merger, JPMorgan Chase & Co. will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase & Co.. Bear Stearns will mail the proxy statement/prospectus to its stockholders. JPMorgan Chase & Co. and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from JPMorgan Chase & Co.’s website (www.jpmorganchase.com) under the tab “Investor Relations” and then under the heading “Financial Information” then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Bear Stearns’s website (www.bearstearns.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”

     JPMorgan Chase, Bear Stearns and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about JPMorgan Chase’s executive officers and directors in its definitive proxy statement filed with the SEC on March 30, 2007. You can find information about Bear Stearns’s executive officers and directors in definitive proxy statement filed with the SEC on March 27, 2007. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns using the contact information above.